Xense, Inc.



ANNUAL REPORT

15 Hubble Num 200F

Irvine, CA 92618

(949) 478-9967

https://www.xense.com

This Annual Report is dated May 1, 2024.

BUSINESS

Xense Inc. ("The Company") is a corporation organized under the laws of the state of Delaware that research, develop and manufacture medical imaging devices, such as medical imaging device for computating tomography and general x-ray applications. The Company's business model consists of manufacturing and distributing an all-in-one CT and general radiology system which can be purchased through subscription services. The subscription business model will focus on clinics, imaging centers and hospitals. Our imaging devices and services will be sold across US, Europe and across the globe online directly.

The Company is to our knowledge the first company in the world to provide an all-in-one CT and X-ray technology enabling a commercilially viable next generation CT and general x ray device, eco friendly, low radiation and without performance comprises. The projected target market size is at $26 Billion (2026). With an A+ team comprised of 35 plus leading neurosurgeons, scientists, inventors, software and hardware engineers and biochemist, medical professionals and business executives, the company aims to transform healthcare delivery by minimizing time to diagnosis, time to treatment and time to wellness.

Xense Inc. was initially organized as Opah S.V. Inc, a Delaware corporation on April 23, 2018, later changed its name to Xense Biotec, Inc., later changing its name to Xense Inc.

The Company's Intellectual Property ("IP") is comprised of IP licensed to Xense Inc by a IP holding company, XenseLab LLC. The Company has common majority shareholders with that of XenseLab LLC. The affiliated company is intended to serve no purpose other than a mechanism designed to organize IP based on market segments.

Xense, Inc. holds exclusive license of all patents filed through and IP rights held by XenseLab LLC for human health.

Currently five patents related to the technology have been filed.

WO/2019/183002, WO2019144065, WO2020028422, US 16/933,814

First patent filed in the US has been granted, US 16/983,814

Previous Offerings

Type of security sold: SAFE

Final amount sold: $936,325.00

Use of proceeds: product prototyping

Date: November 09, 2020

Offering exemption relied upon: Section 4(a)(2)

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $450,000.00

Number of Securities Sold: 160,714

Use of proceeds: product prototyping

Date: March 01, 2020

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $320,000.00

Use of proceeds: R & D

Date: July 01, 2018

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Year ended December 31, 2023 compared to year ended December 31, 2022
The following discussion is based on our unaudited operating data and may subject to change.

Revenue
We were pre-revenue in both 2022 and 2023, although we have been able to raise approximately the appropriate amount of funding needed for R & D and product engineering and new IP filing in each year.

Cost of sales
Cost of Sales is not applicable.

Gross margins
Gross margins are not applicable.

Expenses
2023 expenses to be approximately $361,315 vs $ $825,241 expenses in 2022. Significant amounts of the expenses are for spending in R & D, professional services and filing fees related to the IP portfolio in both years.
Despite the capital raise market conditions in 2023, the company has been able to stay agile by cutting back expenses in all areas, while making continued, slower progress with R & D, product engineering and new IP filing in 2023 compared to 2022

Historical results and cash flows:
The Company is currently in the pre-productionstage and pre-revenue. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we expect to generate revenue in 2025. Past cash was primarily generated through equity investments and loans. Our goal is to commercialize our products and services in the next years. Cash flow situation scenarios will be different compared to 2023 and prior years.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $73,908.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Promissory Note - Travis Ault

Amount Owed: $350,000.00

Interest Rate: 12.5%

Maturity Date: August 31, 2023, converted to preferred stock

Creditor: Loan - WeiWei Guo

Amount Owed: $100,000.00

Interest Rate: 5.0%

Maturity Date: January 06, 2023 extended to 2025

Creditor: PPP Loan

Amount Owed: $20,830.00

Interest Rate: 1.0%

Maturity Date: July 17, 2022, forgiven

Creditor: WeiWei Guo

Amount Owed: $750,000.00

Interest Rate: 6.0%

Maturity Date: October 01, 2025

Creditor: Travis Ault

Amount Owed: $105,000.00

Interest Rate: 10.0%

Maturity Date: March 13, 2025

Creditor: Ming Guo

Amount owed: $53,000

Interest: 10%

Convertible Note Maturity Date: Dec 31 2026

Creditor: Ming Guo

Amount owed: $21,000

Interest: 10%

Convertible Maturity Date: Dec 31, 2025

Creditor: Ming Guo

Amount Owned: $180,000

Interest: 0%

Maturity Date: Dec 31, 2026

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Ying Zhao

Ying Zhao's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, CTO, Founder, Chairman of the Board

Dates of Service: April, 2018 - Present

Responsibilities: Corporate governess and leading effort and development in all areas of corporate activities: product development, r&d, marketing and sales and recruitment.

Salary is 0,

Compensation: 2% equity compensation per year

Name: Travis Ault

Travis Ault 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: July 2022 - Present

Responsibilities: Corporate governess and supervision of corporate strategies and efforts in all areas.

Compensation: 0.33% equity compensation per year

Name: Ming Guo

Ming Guo 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: July 2022 - Present

Responsibilities: Corporate governess and responsible for supervision of corporate strategies and efforts in all areas.

Compensation: 0.33% equity compensation per year

Name: Bill Carpou

Bill Carpou 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: January 2023 - Present

Responsibilities: Supervision of corporate strategies and efforts in all areas.

Compensation: 0.33% equity compensation per year

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: Ying Zhao

Amount and nature of Beneficial ownership: 20,915,528

Percent of class A common stock: 53.07%

Title of Class: Class B Voting Stock

Stockholder Name: Ying Zhao

Amount and nature of beneficial ownership: 6,583

Percent of Class B common stock: 83.31%

Title of class: SAFE

Stockholder Name: Ying Zhao

Amount and nature of Beneficial ownership: 9,017

Percent of class A common stock : 0.1%

RELATED PARTY TRANSACTIONS

Name of Entity: Ming Guo

Relationship to Company: shareholder and board member

Nature / amount of interest in the transaction: On December 1, 2022, the company received a convertible note from the one of the owners, Ming Guo, in the amount of $21,000. The notes bear a 10% interest per year

Material Terms: As of December 31, 2025, outstanding balance of the loan was $21,000.

Name of Entity: Ming Guo

Relationship to Company: Shareholder and Board Member

Nature / amount of interest in the transaction: On December 1, 2023, the company received a convertible note from the one of the shareholders, Ming Guo, in the amount of $53,000. The notes bear a 10% annual interest.

Material Terms: As of December 31, 2026, outstanding balance of the loan was $53,000.

Name of Entity: Travis Ault

Relationship to Company: Shareholder and Board Member

Nature / amount of interest in the transaction: On December 12, 2023, The Company issued a warrant Note in the amount of o 107,143 shares to one of the shareholders, Travis Ault. And 35,714 of which have been converted to preferred stocks.

Name of Entity: Travis Ault

Relationship to Company: Shareholder

Nature / amount of interest in the transaction: On March 17, 2022, the company issued a Promissory Note to Travis Ault (one of the shareholders) in the amount of $105,000.

Material Terms: The note bears an interest rate of 12.5% and has maturity date set on March 17, 2025.

Name of Entity: Weiwei Guo

Relationship to Company: Shareholder

Nature / amount of interest in the transaction: On June 1, 2021, the company entered into a Promissory Note agreement with one of the shareholders, Weiwei Guo, in the amount of $750,000, with an annual interest at 6%.

Material Terms: The maturity date for the loan is June 1, 2026

Name of Entity: Ying Zhao

Relationship to Company: Director & Shareholder

Loan from Ying Zhao: $53,000, annual interest 6%
Loan from Ying Zhao: $45,000. annual interest 6%

Maturity Date: Dec 1, 2027

OUR SECURITIES

Common Stock

The amount of security authorized is 40,000,000 with a total of 591,724 outstanding.

Voting Rights

The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of Certificate of Incorporation (this "Restated Certificate") that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Restated Certificate or pursuant to the General Corporation Law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Material Rights

Series Seed Preferred Stock

The amount of security authorized is o 460,000 with a total of o 460,000 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter; provided, however, holders of Series Seed Preferred Stock, as such, shall not be entitled to vote on the election or removal of directors of the Corporation. Except as provided by law or by the provisions of this Restated Certificate, holders of Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as converted to Common Stock basis. Please see voting rights of securities sold in this offering.

Material Rights

2.1 Dividends The Corporation shall not declare, pay or set aside any dividends on shares of Common Stock (other than dividends payable in shares of Common Stock) unless the holders of the Series Seed Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to that dividend per share of Series Seed Preferred Stock as would equal the product of (i) the dividend payable on each share of Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend.

2.2 Payments to Holders of Series Seed Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined below), the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Series Seed Original Issue Price (as defined below) plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If, upon the occurrence of such event, the assets of the Corporation thus distributed among the holders of the Series Seed Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series Seed Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive under this Subsection 2.1. The amount which a holder of a share of Series Seed Preferred Stock is entitled to receive under this Subsection 2.1 is hereinafter referred to as the "Series Seed Liquidation Amount." The "Series Seed Original Issue Price" shall mean $2.80 per share for each share of Series Seed Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization).

2.3 Deemed Liquidation Events.

2.3.1 Each of the following events shall be considered a "Deemed Liquidation Event" unless the holders of a majority of the outstanding shares of Series Seed Preferred Stock (voting as a separate class on an as converted to Common Stock basis) elect otherwise by written notice given to the Corporation at least ten (10) days prior to the effective date of any such event: (a) a merger or consolidation in which the Corporation is a constituent party; or (in) a subsidiary of the Corporation is constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; Or (b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such Deemed Liquidation Event shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

2.3.3 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event, if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the Additional Consideration"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "Initial Consideration") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.3, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

Voting Rights of Securities Sold in this Offering

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFE

The security will convert into Safe preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $936,325.00

Interest Rate: %

Discount Rate: 80.0%

Valuation Cap: $50,000,000.00

Conversion Trigger: Conversion triggers listed below in Events.

Material Rights

Events

(a) Equity Financing. If there is an Equity Financing after the date hereof and before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the automatic conversion of this SAFE into shares of SAFE Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other SAFEs and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFE) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this SAFE under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet the stated projections. There can be no assurance that the Company can attract and raise sufficient capital to go through regulatory processes required to commercialize the product or raise the capital needed to ensure operation of the company to go as planned, or the fund raising is timely enough to ensure the competitiveness of product and services offered by the company, or the regulatory agencies in the US or outside of US can approve the product or approve the product for the application deemed suitable by the Company or approve the product in the timely manner to deem the company's product competitive at the time the product can be first commercially released, or the Company will be able to find sufficient demand for the product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business, or the product made by the Company deemed safe by the Company and FDA and related regulatory agencies around the world with high probability will not cause unexpected hazardous situations to the patient and the user, turn out to be unsafe and causing harm due to misuse or other unforeseen circumstances, thereby adversely affect the profitability and commercialization effort of the Company Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering equity in the amount of up to five million dollars in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We may never have an operational product or service It is possible that there some of our products under development may never be an operational or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that some of our products may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the product development stage and is in the process of completing a prototype for our all-in-one next Generation CT and X-ray device. Delays or cost overruns in the development of our Meta I and failure of the product to commercialize and or meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, availability of parts, changes to design, FDA and ISO related and other regulatory hurdles. Minority Holder; Securities with No Voting Rights The Common Stock Equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our initial revenues and growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at fast rate to ensure our success in market entry. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products and services fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits XENSE Inc was formed on April 23, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. XENSE Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that META is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns 10+ trademarks, copyrights, internet domain names, and as well as trade secrets and know how. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Any loss of key members of our executive team could have a negative impact on our ability to manage and grow our business effectively. This is particularly true of our Founder and Chief Executive Officer Ying Zhao, who designed and patented our core intellectual property, and have been leading product development and commercialization effort. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as CE and UL certifications, the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including supplying parts, manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Xense Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Xense Inc could harm our reputation and materially negatively impact our financial condition and business. We are an early stage company and have not yet generated any revenues Xense Inc was formed on 4/ 23/ 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. Xense has incurred a net loss since inception. The Company has limited or no history with target customers. If you are investing in this company, it's because you think that uTomo or Meta is a good idea, that the team will be able to successfully enter the market, and sell the product or service, that we can price them right and sell them to enough customers so that the Company will succeed. Further, there is no assurance that we will ever be profitable. Our future success is dependent on the continued service of our senior management and in particular our Founder and Chief Executive Officer Ying Zhao Any loss of key members of our executive team could have a negative impact on our ability to manage and grow our business effectively. This is particularly true of our Founder and Chief Executive Officer Ying Zhao, who designed and patented our core intellectual property. The experience, technical skills and commercial relationships of our key personnel provide us with a competitive advantage, particularly as we are building our brand recognition and reputation. We may not be able to effectively manage our growth, and any failure to do so may have an adverse effect on our business and operating results. To date, we do not have any experience manufacturing our products at a commercial scale. If we are unable to effectively manufacture, manage our scaling up in operations, we could face unanticipated slowdowns and problems and costs that harm our ability to meet production demands. Decreased demand in the medical imaging industry would adversely affect our business. Demand for x-ray imaging systems is tied to the broader economy and factors outside the company's control. Should factors such as the world peace, economy and other related issues result in continued loss of general economic activity, we could experience a slower growth in demand for our products and services If we do not protect our brand and reputation for quality and reliability, or if consumers associate negative impressions of our brand, our business will be adversely affected. As a new entrant in the highly competitive medical imaging market, our ability to successfully grow our business is highly dependent on the reputation we establish for quality, reliability and customer service. To date, we have built a positive reputation based on our website. As we start and expand operations to retaining subscribers of META, we will need to deliver on the quality and reliability that is expected of us. If potential customers create a negative association about our brand, whether warranted or not, our business could be harmed. We depend upon our patents and trademarks licensed from a related party. Any failure to protect those intellectual property rights, or any claims that our technology infringes upon the rights of others may adversely affect our competitive position and brand equity. Our future success depends significantly on the intellectual property created by our founder and which is owned by a related entity, XenseLab LLC. If Xense Inc and XenseLab LLC are unable to protect that intellectual property from infringement, or if it is found to infringe on others our business would be materially harmed as competitors could utilize our same technology and designs. We have not yet outfitted our initial manufacturing facility or signed contract with an OEM contract manufacturers to begin production, which is necessary to make the business viable. Proceeds from this offering will be used to establish our initial manufacturing space in the Southern California area for our products. Previously, we had only enough space to produce demonstration products. Our business relies on being able to produce our product at scale, which can only be done once we have manufacturing space that is large enough for specialization of functions during the manufacturing process. If we are not able to outfit our initial manufacturing space in a timely manner, or on reasonable terms, our financial results may be negatively impacted. We will relyon third-party suppliers and OEM contract manufacturers to construct our products on site as well as we intend to rely on third-party OEM contract manufacturers to manufacture at least a portion of the volume of production units. The failure of those OEM contract manufacturers to properly manufacturer our products could damage our reputation, result in costly litigation and materially impact our ability to succeed. We sell our subscription based imaging devices to hospitals and clinics who trained and certified x-ray technicians, who are then responsible for using the device. We may discover that clinics or hospitals or purchasers of our device are engaging in improper imaging practices, negatively impacting the reliability of our imaging device and reputation of the imaging services provided based on such imaging device. Further, we not only intend to manufacturer our products at our own factor ies but also to rely on third-party OEM contractors to manufacture our products . To the extent that we do, we cannot be certain that any such OEM manufacturers will act in a manner consist ent with our standards and requiren1ents and produce Boxes in accordance with our quality standards. We may discover that our OEM partners do not end up operating their business in accordance with our standards or applicable law. The occurrence of such events by the OEM partners could result in liability to us, or reputational damage. If an unknown defect was detected in our products and designs, and especially if such defects cause safety issues unforeseen, our business will suffer and we may not be able to stay in business. In the ordinary course of our business, we could be subject to defect claims which may leads to failure in imaging service. Defect claims may arise a significant period of time after a building with our products has been completed. Although we maintain in general liability insurance that we believe is adequate and may be reimbursed for losses by subcontractors that we engage to assemble our products, an increase in the number of warranty and production defect claims could have a material adverse effect on our results of operations. Furthermore, any design defect in our components may require us to correct the defect in all of the products sold up until that time. Depending on the nature of the defect, we may not have the financial resources to do so and would not be able to stay in business. Even a defect that is relatively minor could be extremely costly to correct in every device and could impair our ability to operate profitably. In addition, if such a defect causes hazardous conditions which have not been able predicted or managed through our risk management effort, there may be legal as well as material claims from users, or operators and patients, which may be extremely costly for the company, could adversely impact our ability to operate profitably and our revenue growth with new potential customers. The medical imaging industry is highly competitive and many of our competitors have greater financial resources than we do. Increased competition may make it difficult for us to operate and grow our business. The medical imaging industry is highly competitive and we compete with traditional global ct and x ray companies. In addition, we compete with used CT and x rays that are offered for sale, which can reduce the interest in new products. Many of our competitors have significantly greater resources than we do, a greater ability to obtain financing and the ability to accept more risk than we can prudently manage. If we are unable to compete effectively in this environment, we may not be able to continue to operate our business or achieve and maintain profitability. Government and FDA regulations may cause project delay, increase our expenses or increase the costs to our customers which could have a negative impact on our operations. We are subject to FDA regulations and ISO and IEC standards, and radiation safety inspections by the State of California. And we are subject to CE and UL certification and approval processes at the federal and state level. If we encounter difficulties with obtaining certification to stay in operation, or fail inspections, or fail to obtain CE and UL certification and FDA approval of our products, we could experience increased costs in obtaining those approvals. Until FDA approved, CE and UL certified, ISO certified, we would have no ability to access commercial market. Further, FDA regulation, IEC standards, ISO certification, CE and UL certification may change over time, potentially increasing our costs, which we n1ay not be able to pass on to customers, negatively impact our revenue generation and profitability. Increases in the cost of raw materials, parts or availability of parts and raw materials, could have a disruption, adverse effect on our business. Our parts consist of x ray source, detector, structural materials and raw materials consist of aluminum, plastics, ,vhich primarily are sourced from, or dependent on materials sourced domestic vendors and vendors from overseas. The costs of these materials may increase due to increased tariffs or shipping costs or reduced supply availability of these materials n1ore generally. Further, global or local natural disruptions, including the COVID-19 pandemic, or any pandemic caused by a different pathogen may impact the supply chain, including limiting work in factories producing the materials into useable forms or impacts on the supply chain. Disruptions in supply could result in delays in our production line, delaying delivery of product s. Further, we may not be able to pass through any increased material costs to our customers which could have a material adverse effect on our ability to achieve profitability. To the extent that we are able to pass through increased costs, it may lessen any competitive advantage that we have based on price. The company has broad discretion in the use of proceeds in this Offering. The company has broad discretion on how to allocate the proceeds received as a result of this Offering and may use the proceeds in ways that differ from the proposed uses discussed in this offering circular. If the company fails to spend the proceeds effectively, its business and financial condition could be harmed and there may be the need to seek additional financing sooner than expected. Stability of Business and Operating Environment Even though medical device and healthcare serve critical needs of society, instabilities in other certain part of the world may affect financial markets, business environment and government policies within the US and in the target markets outside of the US. Ease of access for capital and markets and operating environment could impact adversely revenue generation and business of the Company.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 1, 2024.

Xense, Inc.

By   /s/ *ying zhao*

          Name: XENSE INC

          Title: CEO

Exhibit A

FINANCIAL STATEMENTS

XENSE INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

    Balance Sheets 2

    Statements of Operations 3

    Statements of Changes in Stockholders' Equity 4

    Statements of Cash Flows 5

    Notes to Financial Statements 6



SET APART AC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Xense Inc.
Irvine, California

We have reviewed the accompanying financial statements of Xense Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2023 and December 31, 2022, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

April 30, 2024
Los Angeles, California

XENSE INC.

BALANCE SHEETS

(UNAUDITED)

As of December 31,	2023	2022
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 73,908	$ 8,265
Prepaids and Other Current Assets	22,034	8,555
Total Current Assets	**95,942**	**16,820**
Property and Equipment, net	-	1,978
Intangible Assets	314,977	226,165
Total Assets	**$ 410,919**	**$ 244,963**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit Cards	$ 75,332	$ 22,982
Current Portion of Loans and Notes	514,858	450,254
Other Current Liabilities	330,306	153,005
Total Current Liabilities	**920,496**	**626,241**
Simple Agreement for Future Equity (SAFEs)	1,107,004	1,097,004
Promissory Note and Loans	1,120,153	1,120,153
Convertible Notes	74,000	21,000
Total Liabilities	**3,221,653**	**2,864,398**
STOCKHOLDERS EQUITY		
Common Stock- Class A	3,942	3,928
Common Stock- Class B	1	1
Series Seed Preferred Stock	22	18
Common Stock	-	-
Preferred Stock	-	-
Additional Paid in Capital	904,719	734,721
Retained Earnings/(Accumulated Deficit)	(3,719,418)	(3,358,103)
Total Stockholders' Equity	**(2,810,734)**	**(2,619,435)**
Total Liabilities and Stockholders' Equity	**$ 410,919**	**$ 244,963**

See accompanying notes to financial statements.

XENSE INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	**2023**	**2022**
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
Research and Development costs	164,927	657,787
Sales and Marketing	13,819	13,002
Total operating expenses	178,746	670,789
Operating Income/(Loss)	(178,746)	(670,789)
Interest Expense	194,193	208,927
Other Loss/(Income)	(11,624)	(54,475)
Income/(Loss) before provision for income taxes	(361,315)	(825,241)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (361,315)**	**$ (825,241)**

See accompanying notes to financial statements.

XENSE INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock- Class A		Common Stock- Class B		Series Seed Preferred Stock		Common Stock		Preferred Stock		Additional Paid In Capital	Accumulated Deficit	Total Shareholder Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2021	-	$ -	-	$ -	-	$ -	7,190,443	$ 719	714,285	$ 71	$ 1,196,212	$ (2,532,862)	$ (1,335,860)
Issuance of Stock	39,284,025	3,928	10,000	1	178,571	18	(7,190,443)	(719)	(714,285)	(71)	(554,857)	-	(551,700)
Share-Based Compensation	-	-	-	-	-	-	-	-	-	-	93,366		93,366
Net income/(loss)	-	-	-	-	-	-	-	-	-	-	-	(825,241)	(825,241)
Balance—December 31, 2022	39,284,025	3,928	10,000	1	178,571	18	-	-	-	-	734,721	(3,358,103)	(2,619,435)
Issuance of Stock	142,857	14	-	-	35,714	4	-	-	-	-	107,458	-	107,476
Share-Based Compensation	-	-	-	-	-	-	-	-	-	-	62,540	-	62,540
Net income/(loss)	-	-	-	-	-	-	-	-	-	-	-	(361,315)	(361,315)
Balance—December 31, 2023	39,426,882	$ 3,942	10,000	$ 1	214,286	$ 22	-	$ -	-	$ -	$ 904,719	$ (3,719,418)	$ (2,810,734)

XENSE INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(361,315)	$	(825,241)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		1,978		5,905
Amortization of Intangibles		32,740		25,130
Share-based Compensation		62,540		93,366
Fair value in excess of stated value of derivative instrument		-		84,385
Changes in operating assets and liabilities:				
Prepaids and Other Current Assets		(13,479)		(8,555)
Credit Cards		52,350		(16,951)
Other Current Liabilities		177,301		153,005
Net cash used in operating activities		**(47,885)**		**(488,956)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		0		(472)
Purchases of Intangible Assets		(121,552)		(226,295)
Net cash used in investing activities		**(121,552)**		**(226,767)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Stock		107,476		-
Capital Distribution		-		(551,700)
Borrowing on Promissory Notes and Loans		64,604		1,090,254
Borrowing on Convertible Notes		53,000		21,000
Borrowing on SAFEs		10,000		150,683
Net cash provided by financing activities		**235,080**		**710,237**
Change in Cash and Cash Equivalents		65,643		(5,486)
Cash—Beginning of the Year		8,265		13,751
Cash—End of the Year	**$**	**73,908**	**$**	**8,265**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	16,892	$	55,922

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Xense Inc was incorporated on May 15, 2018, in the state of California under the name Opah S.V. Inc. On October 28, 2018, the company changed the name to Xense Biotec Inc. and on May 17, 2021, the company once again changed the name to Xense Inc. The financial statements of Xense Inc. (Which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Irvine, California.

The company is a medical imaging company based in Irvine CA, providing next-generation x-ray open design tomographic imaging technology that is to replace traditional CTs, fluoroscopes, densitometers, and general x-ray with better or at least equivalent performances.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earn revenues from the commercialization and selling of photonic sensing technologies and health monitoring products.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2023 and December 31, 2022 amounted to $13,819 and $13,002, which is included in sales and marketing expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 30, 2024, which is the date the financial statements were issued.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2023	2022
Prepaids	$ 22,034	$ 8,555

Other current liabilities consist of the following items:

As of Year Ended December 31,	2023	2022
Accrued Interest	$ 330,306	$ 153,005

4.   PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consists of:

As of Year Ended December 31,	2023	2022
Equipment	$ 41,337	$ 41,337
Property and Equipment, at Cost	**41,337**	**41,337**
Accumulated depreciation	(41,337)	(39,359)
Property and Equipment, Net	$ -	$ 1,978

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023, and 2022 were in the amount of $1,978 and $5,905, respectively.

5.   INTANGIBLE ASSETS

As of December 31, 2023, and December 31, 2022, intangible asset consist of:

As of Year Ended December 31,	2023	2022
Patent	$ 372,847	$ 251,295
Intangible assets, at cost	**372,847**	**251,295**
Accumulated amortization	(57,870)	(25,130)
Intangible assets, Net	$ 314,977	$ 226,165

Entire intangible assets are being amortized. Amortization expense for trademarks and patents for the fiscal year ended December 31, 2023, and 2022 was in the amount of $32,740 and $25,130, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2023:

Period	Amortization Expense
2024	$ 32,740
2025	32,740
2026	32,740
2027	32,740
2028	32,740
Thereafter	151,278
Total	$ 314,977

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Class A Common Stock

The Company is authorized to issue 40,000,000 shares of Class A common stock at a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 29,426,882 and 29,284,025 shares were issued and outstanding, respectively.

Class B Common Stock

The Company is authorized to issue 10,000 shares of Class B common stock at a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 10,000 shares have been issued and are outstanding.

Series Seed Preferred Stock

The Company is authorized to issue 460,000 shares of preferred shares at a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 214,286 and 178,571 shares of preferred stock were issued and outstanding, respectively.

7. SHAREBASED COMPENSATION

During 2019, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 8,198,634 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2023
Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	$	4,452,105	$ 0.04	-
Granted		1,729,156	-	-
Exercised		-	-	-
Expired/Cancelled		-	-	-
Outstanding at December 31, 2022	$	6,181,261	$ 0.04	8.47
Exercisable Options at December 31, 2022	$	6,181,261	$ 0.04	8.47
Granted		2,066,580	-	-
Exercised		-	-	-
Expired/Cancelled		-	-	-
Outstanding at December 31, 2023	$	8,247,841	$ 0.04	7.47
Exercisable Options at December 31, 2023	$	8,247,841	$ 0.04	7.47

Stock option expenses for the years ended December 31, 2023, and December 31, 2022 were $62,540 and $68,616, respectively.

Warrants

A summary of the Company's warrants activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	$ 585,712	$ 0.04	-
Granted	41,667	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2022	$ 627,379	$ 0.04	3.77
Exercisable Options at December 31, 2022	$ 627,379	$ 0.04	3.77
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2023	$ 627,379	$ 0.04	2.77
Exercisable Options at December 31, 2023	$ 627,379	$ 0.04	2.77

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The total fair value of the restricted stock awards vested during 2023 and 2022 was $0 and $24,750, respectively.

8. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2023			For the Year Ended December 2022		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - Travis Ault	$ 350,000	10.00%	8/30/2020	8/31/2025	$ -	$ 324,001	$ 324,001	$ -	$ 324,001	$ 324,001
Promissory Note - Travis Ault	250,000	12.50%	3/19/2022	3/20/2027	-	250,000	250,000	-	250,000	250,000
Promissory Note - Travis Ault	105,000	25.00%	6/9/2022	12/17/2022	110,000	-	110,000	110,000	-	110,000
Promissory Note- Ming Guo	100,000	2.50%	6/9/2020	6/30/2025	-	46,152	46,152	-	46,152	46,152
Promissory Note- Ming Guo	60,000	2.50%	04/029/2022	10/31/2022	60,000	-	60,000	60,000	-	60,000
Promissory Note- Ming Guo	180,000	2.50%	5/31/2022	12/31/2022	180,000	-	180,000	180,000	-	180,000
Loan - WeiWei	750,000	10.00%	11/26/2021	11/27/2026	-	500,000	500,000	-	500,000	500,000
Promissory Note- Ying Zhao	10,000	6.00%	5/30/2022	5/31/2022	13,000	-	13,000	10,000	-	10,000
Loan - Ying Zhao	98,500		No contracts in place		98,500	-	98,500	34,971	-	34,971
Promissory Note- Ying Zhao	53,359	6.00%	11/10/2022	1/17/2023	53,358	-	53,358	55,283	-	55,283
Total					$ 514,858	$ 1,120,153	$ 1,635,011	$ 450,254	$ 1,120,153	$ 1,570,407

The summary of the future maturities is as follows:

As of Year Ended December 31, 2023

2024	$ 559,025
2025	370,153
2026	500,000
2027	250,000
2028	-
Thereafter	-
Total	**$ 1,679,178**

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

					As of Year Ended December 31,	
SAFE(s)	Principal Amount	Borrowing Period	Valuation Cap	Discount	2023	2022
Safes 2021	$ 861,936	Fiscal Year 2021	$ 50,000,000	80%	$ 861,936	$ 861,936
Safe 2022-2023	$ 150,683	Fiscal Year 2022	$ 205,000,000	80%	160,683	150,683
Fair value in excess of stated value of derivative instrument					84,385	84,385
Total SAFE(s)					**$ 1,107,004**	**$ 1,097,004**

If there is an Equity Financing after the date hereof and before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock.

The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock.

The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

Convertible Note(s)

Below are the details of the convertible notes:

Debt Instrument Name	Interest Rate	Borrowing Period	Maturity Date	Principal Amount	For the Year Ended December 2023			For the Year Ended December 2022		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
2022 Convertible Note - Ming Guo	6.00%	12/31/2023	12/31/2025	$ 53,000	$ -	$ 53,000	$ 53,000	$ -	$ -	$ -
2023 Convertible Note - Ming Guo	6.00%	12/31/2022	12/31/2025	21,000	-	21,000	21,000	-	21,000	21,000
Total				$ 74,000	$ -	$ 74,000	$ 74,000	$ -	$ 21,000	$ 35,000

The convertible notes are convertible into common shares at a conversion price. The conversion price is equal to in the event this Note is converted on or before the twelve month anniversary of the Issue Date, 80% of the lowest price per share price paid by purchasers of such equity securities in such Qualified Financing, or (ii) in the event this Note is converted after the 12 month anniversary of the Issue Date, but before the 24 month anniversary of the Issue Date, 75% of the lowest price per share price paid by purchasers of such equity securities in such Qualified Financing, or (iii) in the event this Note is converted on after the first 24 month anniversary of the Issue Date, 70% of the lowest price per share price paid by purchasers of such equity securities in such Qualified Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

9.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (120,996)	$ (127,502)
Valuation Allowance	120,996	127,502
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2023, and December 31, 2022 are as follows:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (594,150)	$ (473,154)
Valuation Allowance	594,150	473,154
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,991,118, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,991,118. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

In 2020, the company received a loan from the one of the owners, Ming Guo, in the amount of $100,000. The loan bears an interest rate of 2.5% annum and has a maturity date set on June 30, 2025. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan is $46,152 and $46,152, respectively.

In 2022, The Company issued two Promissory Note in the aggregate amount of $240,000 to one of the shareholders, Ming Guo. The Notes bear an interest rate of 2.5% per annum. As of December 31, 2023, and December 31, 2022, outstanding balance of the notes are $240,000 and $240,000, respectively.

In 2022, The Company issued a Convertible in the amount of $21,000 to one of the shareholders, Ming Guo. The Note bears an interest rate of 6% per annum. As of December 31, 2023, and December 31, 2022, the outstanding balance of the note is $21,000 and $21,000, respectively.

In 2023, The Company issued a Convertible in the amount of $57,000 to one of the shareholders, Ming Guo. The Note bears an interest rate of 6% per annum. As of December 31, 2023, and December 31, 2022, the outstanding balance of the note is $57,000 and $0, respectively.

In 2022, the company received a loan from the one of the owners, Ying Zhao, in the amount of $10,000. The loan bears an interest rate of 6% per annum. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan was $13,000 and $10,000, respectively.

In 2022, the company received a loan from the one of the owners, Ying Zhao, in the amount of $53,359. The loan bears an interest rate of 6% per annum. As of December 31, 2023, and December 31, 2022, outstanding balance of the loan was $53,359 and $55,283, respectively.

In 2023 and 2022, the company borrowed money from one of the shareholders, Ying Zhao, in the amount of $142,666. There is no contract in place. As of December 31, 2023, and December 31, 2022, outstanding balance of the loan is $98,500 and $34,971, respectively.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through April 30, 2024, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $222,913, an operating cash outflow of $92,050 and liquid assets in cash of $73,909, which are less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, ying zhao, Principal Executive Officer of Xense, Inc., hereby certify that the financial statements of Xense, Inc. included in this Report are true and complete in all material respects.

ying zhao

CEO